December 14, 2011

Via EDGAR

Max A. Webb
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

 Dear Mr. Webb:

 Re:     Inka Productions Corp. (the “Company”)
            Registration Statement on Form S-1
            Filed December 5, 2011
            File No. 333-171064

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

 1.      Please tell us why you have no plans to raise funds for operations until you become a public company, as you say, for example, on page 19 and page 23.  Since this filing is a selling shareholder filing and not a capital raising initial public offering, we are unsure why you are not a shell company.

ANSWER:  We do not have plans to raise funds for operations until we become a public company because we believe that once we are a public company, we will have greater access to capital raising opportunities.  That is, we believe we will be more attractive to investors because of (1) the liquidity gained by investors if we are a  public company; (2) the fact that public companies also are more transparent through public reporting requirements tends to significantly increase investor confidence, and (3) the prestige and stability associated with being a publicly traded company, coupled with the ability to sell stock to investors below the quoted market price, adds tremendous advantages to a companies’ ability to attract investors.  As well, Ms. Calixto has agreed to provide us with funding necessary to cover our operations until we become a public company.

We have also added the following to our plan of operation:

“Our President has agreed to provide us funding necessary to cover our operations until we become a public company, although there is no guarantee that we will ever become publicly traded.”

Summary, page 5

 2.      We note your response to our prior comment 1 and that you currently disclose your losses from inception to October 31, 2010.  Please revise to disclose your cumulative net losses through the date of your most recent interim financial statements.

ANSWER:  The table has been revised to disclose our cumulative net losses through the date of our most recent interim financial statements.

3.      We note your response to our prior comment 2 and reissue in part.  Your financial statements disclose cash on hand in the amount of $10,353.  Your disclosure in this section, however, states that cash on hand is $12,805.  Please revise for consistency or advise.  Additionally, we note your response that Ms. Calixto provided a loan to you, which increased your cash on hands.  Please revise your disclosure to describe this loan and, if there is a written agreement between you and Ms. Calixto regarding this loan, please file it as an exhibit to your registration statement or advise.

ANSWER:  As of our most recent interim financial statement date our cash on hand was $10,353 as disclosed.  However, as of December 14, 2011, our cash on hand is $11,555, the difference between the two numbers is because of expenses paid after our financial statement date.  In addition, we do not have a written agreement between ourselves and Ms. Calixto regarding any loans that she has made to us.

Selling Shareholders, page 13

 4.      Please revise to clarify that each of the selling shareholders may be a deemed underwriter.

ANSWER:  We have added the following:

     “Each of the selling shareholders may be a deemed underwriter.”

Recruitment Process, page 18

 5.      We note your response to our prior comment 8 and reissue.  It appears that your expense estimate of $80,000 does not include the $25,000 estimate on page 19.  Please revise or advise.  Additionally, you state on page 19 that the cost of visas is $1,715 per person, but your total cost of visas for 9 persons is $600.  Please revise or advise.

ANSWER: Our $80,000 expense estimate, is for our training program.  That is, we will need to incur this expense prior to performing any shows.  The $25,000 estimate on page 19, is our approximate cost of putting on a show in an American city.  We have allocated the cost of visas as $600 because we have pro-rated the cost as the visa weekly as it is good for 6 months.  We have calculated the $600 cost as follows:

                 Cost of Visa per Person ($1,715) times 9 people =                   $15,435

                 Visa is good for 6 months or 26 weeks                                      /26 weeks

                 Total Cost of Visas per week for all 9 people =                         $593.65, rounded up to $600

We have also edited the table and added the following:

                 “Pro-rated Weekly Visa Cost”

      Please contact me if you require further information.

      Yours truly,

      INKA PRODUCTIONS CORP.

      Per: /s/ Roxana Gloria Candela Calixto
Roxana Gloria Candela Calixto
President